WaferGen Bio-systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA 94555
(510) 651-4450

October 24, 2011

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Martin James, Senior Assistant Chief Accountant
Tara Harkins, Staff Accountant

Re:	WaferGen Bio-systems, Inc.
Form 10-K for the fiscal year ended December 31, 2010, filed March 31, 2011
Form 10-Q for the quarter ended June 30, 2011, filed September 12, 2011
File No. 000-53252

Dear Mr. Vaughn:

This letter is in response to your comment letter dated October 7, 2011, concerning the above-referenced filings by WaferGen Bio-systems, Inc. (“WaferGen” or the “Company”). For your convenience, we have set forth each of the staff’s comments in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2010

General

1.
We note your responses to prior comments 10, 11, 12 and 13 from our letter dated August 8, 2011 and your response to prior comment 9 from our letter dated September 20, 2011 that you plan to revise future filings to address the comments. Please confirm to us that you will revise these disclosures in connection with any future amendments to the Form S-1 originally filed on July 12, 2011.

We confirm that these disclosures will also be included in all future amendments to the Form S-1 originally filed on July 12, 2011.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

-Critical Accounting Policies and Estimates, page 31

2.
We note from your response to prior comment 1 that you are now providing potential customers with use of your units on an evaluation basis. Please explain to us in more detail how you are accounting for these units that are provided for evaluation purposes.

We account for our evaluation units as inventory on the basis that they are held for sale. Our evaluation units are placed with potential customers with the expectation that they will be sold at the end of the evaluation period. If the units are returned, we

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 24, 2011

refurbish them and place them for evaluation with another potential customer. When units are placed with users primarily for strategic purposes, rather than for sale following evaluation, we transfer those units to fixed assets and depreciate them.

We perform a lower of cost and market analysis of our evaluation units at least quarterly. If the net realizable value of these used units is less than their cost, we record a provision.

Item 8. Financial Statements and Supplementary Data, page 33

Note 2. Summary of Significant Accounting Policies, page 49

-Stock-Based Compensation, page 51

3.
We note your response to prior comment 2. We note from your response that you believe that the language in FASB ASC 718-10-55-37(c) and Question 6 in SAB Topic 14.D.1 indicates that compliance with the full list of criteria (industry, stage of life cycle, size and financial leverage) is not mandatory. However, we note that each entity you have selected is from a similar industry. For some of the entities selected, industry appears to be the only criterion that is met. Please explain to us why you believe selecting an entity from the same industry is the most important factor in selecting comparable companies. In light of your statement that you believe compliance with the full list of criteria is not mandatory, tell us what consideration you have given to selecting entities that are similar to you with regards to the other three criteria but that may not be from a similar industry. In this regard, address how you considered utilizing a small cap index to identify companies that are more comparable to you in size, stage of life cycle, financial leverage.

We have made our best efforts to comply with the full list of criteria in SAB Topic 14.D.1; however, there are no comparable companies that individually meet all of the criteria that have a sufficient trading history. We were first listed as a Development Stage entity and only emerged from the Development Stage in the second quarter of 2011. We have been unable to find any comparable companies in the same stage of life cycle with adequate trading history, so we are unable to comply with this criterion.

We were also unable to find any companies with adequate trading history that matched all three remaining criteria (industry, size and financial leverage). We do note that guidance permits us to look outside our industry to other companies in the same capital index (on our case, the Medical Equipment Index). Within this index, we could only identify one company, Vision Sciences, that is comparable in terms of size and debt to equity ratio. We propose to apply a 40% weighting to this company for our implied volatility on a prospective basis. The remaining 60% will come from companies in the same industry. We will reduce to 10% the weighting of the three companies to which we presently apply a 20% weighting, and will exclude the largest of the three companies that we first considered in the second quarter of 2011.

Following this change, criteria will be matched as follows:

Same industry (direct competitor)	60%
Same industry OR capital index	100%
High debt to equity ratio	40%
Size – market cap below $100 million	40%
Size – market cap below $1 billion	70%

We recognize that 100% would be the ideal for all of these categories, but there are a limited number of companies in our highly specialized industry, most of them being large cap as smaller companies tend to be acquired. There are also very few listed companies with a level of debt as high as ours is relative to equity. As such, we believe this mix of companies represents our best effort at full compliance with relevant criteria.

We will adopt this blend effective July 1, 2011. Further, we have used this blend in our measurements of fair value of the conversion element of Series B RCPS (see our response to Question 4) going back to 2009.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 24, 2011

We will revise our disclosure in future filings to the following:

Expected Volatility.  This is a measure of the amount by which the stock price has fluctuated or is expected to fluctuate. To the extent that Company’s stock has not been traded for as long as the expected remaining term of the options, the Company uses a weighted-average of the historic volatility of a group of publicly traded companies over the retrospective period corresponding to the expected remaining term of the options on the measurement date. The group of publicly traded companies is selected from the same industry or market index, with extra weighting attached to those companies most similar in terms of business activity, size and financial leverage. To the extent that the Company’s stock has been traded for longer than the expected remaining term of the options, this weighted average is used to determine 50% of the volatility, with the Company’s own historic volatility used to determine the remaining 50%. An increase in the expected volatility will increase the fair value and the related compensation expense.

Note 6. Redeemable Convertible Preference Shares in Subsidiary, page 55

4.
We note your response to prior comment 6 from our prior comment letter dated September 20, 2011. We re-issue this comment within its entirety.
(Text of comment 6 from the 9/20/11 letter:  We note your response to prior comment 8. Please explain to us in more detail why you are recording the embedded conversion option that you have determined should be bifurcated from the Series B RCPS, the host instrument, at fair value with changes in the fair value recorded as a gain or loss upon the resolution of the contingency rather than upon the inception of the derivative. Within your discussion, please explain to us in more detail why it appears you are applying the beneficial conversion feature guidance in 470-20-35-1 of the FASB Accounting Standards Codification since you have determined this to be an embedded derivative rather than a beneficial conversion feature. Cite the accounting literature relied upon and how you applied it to your situation. We may have more comments upon reviewing your response.)

The Company has undertaken a full review of its accounting for Series B Redeemable Convertible Preference Shares of the Company’s Malaysian subsidiary (“Series B RCPS”), and determined the following:

The Series B RCPS contain a feature allowing the holders to convert their Series B RCPS into shares of the Company’s common stock during certain time periods (an embedded derivative instrument). This feature must be evaluated pursuant to the guidance in ASC Topic 815, Derivatives and Hedging, to determine whether the embedded derivative instrument should be bifurcated from the host contract (the host contract being the Series B RCPS absent the conversion feature) and accounted for as a derivative instrument. Derivative instruments embedded in a host contract should be bifurcated and accounted for separately if (1) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (2) the hybrid contract (that is, the Series B RCPS as a whole instrument) is not accounted for on a mark-to-fair value basis through earnings, and (3) the embedded derivative, if a freestanding instrument, would be accounted for as a derivative instrument under Topic 815.

Because the holders of the Series B RCPS also have the ability to require the Company to redeem the Series B RCPS for cash, we have determined that the host contract is more akin to a debt instrument than an equity instrument and therefore should be considered to be a debt host for purposes of assessing the embedded derivative instrument. The embedded derivative instrument is a purchased call on the equity of the Company. As changes in fair value of a purchased call on equity are not clearly and closely related to a debt host, we have concluded the embedded derivative instrument is not clearly and closely related to the host contract.

The hybrid instrument cannot be and is not being marked to fair value with changes in fair value being recognized currently in earnings.

A derivative financial instrument (1) has one or more underlying(s) and one or more notional amounts or payment provisions or both, (2) requires an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, and (3) allows for net settlement, can readily be settled net by a means outside the contract, or provides for delivery of an asset that puts the recipient in a position not substantially

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 24, 2011

different from net settlement. The embedded derivative instrument (1) has an underlying (the Company’s stock price) and a notional amount (the number of Company shares), (2) requires a smaller initial investment than purchasing a share of the Company’s stock (as stated in ASC 815-15-25-1(c), “the initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative”), and (3) provides for delivery of shares of stock of the Company, a publicly-traded entity. Consequently, the embedded derivative meets the general definition of a derivative instrument. However, the requirement to apply derivative accounting to an instrument contains some exceptions. One scope exception relates to contracts in an entity’s own equity.

In order to meet this scope exception, a contract must be both (a) indexed to the reporting entity’s own equity and (b) classified in stockholders’ equity in its statement of financial position. The guidance for assessing these two conditions is contained in ASC Subtopic 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity. The derivative embedded in the Series B RCPS contains a feature that provides for the issuance of a variable number of additional shares upon the holder’s conversion into Company common stock if the Company’s stock price is below a stated amount during a certain time period. This feature causes the embedded derivative to not be considered indexed to the Company’s equity. Therefore the embedded derivative instrument does not meet the scope exception related to contracts in an entity’s own equity.

Accordingly, we have concluded that the embedded derivative should be bifurcated from the host contract and accounted for as a derivative liability with changes in its fair value recognized in earnings.

The host contract is a redeemable non-controlling interest and should be accounted for in accordance with the SEC staff guidance contained in ASC 480-10-S99-3A (“ASC 480-10”), “Accounting for Redeemable Equity Instruments.” This guidance requires the host contract to be initially measured as the net proceeds received from the issuance of the hybrid contract less the fair value of the bifurcated embedded derivative and to be classified as temporary equity. The bifurcated derivative requires revaluation at each balance sheet date, and at the time of conversion or redemption, with gains and losses being reflected in Other Income and Expenses in the Statement of Operations. The host contract will be accreted to the minimum redemption amount at the earliest available redemption date using the effective yield method. The Company had previously accounted for the Series B RCPS under a combination of ASC 815 and ASC 470 and recognized a derivative requiring bifurcation only at the time that conversion was first permitted (on August 1, 2010), accreted immediately rather than using the effective yield method, and recorded at a value which approximated intrinsic value of one conversion alternative rather than the fair value of the entire conversion element.

Materiality Assessment:

Adjustments for these items have been summarized for 2010 and 2009 as follows:

	December 31, 2010
			Percent of
	Reported	Adjustment	Corrected	Corrected
Consolidated Balance Sheet Data:
Put option derivative liability	$194,088	$(194,088)	In below	$—
Fair value of Series B RCPS conversion element	—	226,522	14.32%	226,522
Total liabilities	6,534,361	32,434	0.49%	6,566,795
Redeemable convertible preference shares of subsidiary	3,337,476	(37,033)	-1.12%	3,300,443
Additional paid-in capital	38,881,075	(1,546,672)	-4.14%	38,705,239
Accumulated deficit	(43,265,399)	1,551,271	-3.72%	(41,714,128)
Total stockholders’ equity (deficit)	(4,055,272)	4,599	-0.11%	(4,050,673)

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 24, 2011

	Year Ended December 31, 2010
			Percent of
	Reported	Adjustment	Corrected	Corrected
Consolidated Statements of Operations Data:
Revenue	$2,167,289	$—	—	$2,167,289
Gross margin	1,305,223	—	—	1,305,223
Operating loss	(12,579,525)	—	—	(12,579,525)
Unrealized gain on fair value of Series B RCPS conversion element, net	—	664,617	86.67%	664,617
Unrealized gain on fair value of put option, net	88,567	(88,567)	In above	—
Total other income and (expenses)	492,144	576,050	53.93%	1,068,194
Net loss	(12,087,381)	576,050	-5.00%	(11,511,331)
Accretion on redeemable convertible preference shares of subsidiary	(286,948)	(810,236)	34.77%	(1,097,184)
Accretion on redeemable convertible preference shares of subsidiary associated with BCF	(428,787)	428,787	In above	—
Net loss attributable to common stockholders	(12,803,116)	194,601	-1.54%	(12,608,515)
Net loss per share - basic and diluted	(0.35)	0.01	-2.94%	(0.34)

	December 31, 2009
			Percent of
	Reported	Adjustment	Corrected	Corrected
Consolidated Balance Sheet Data:
Fair value of Series B RCPS conversion element	$—	$758,500	100.00%	$758,500
Total liabilities	4,948,096	758,500	13.29%	5,706,596
Redeemable convertible preference shares of subsidiary	3,290,994	(772,666)	-30.68%	2,518,328
Additional paid-in capital	29,017,578	(273,652)	-0.95%	28,743,926
Accumulated deficit	(30,462,283)	259,486	-0.86%	(30,202,797)
Total stockholders’ equity (deficit)	(1,347,936)	(14,166)	1.04%	(1,362,102)

	Year Ended December 31, 2009
			Percent of
	Reported	Adjustment	Corrected	Corrected
Consolidated Statements of Operations Data:
Revenue	$379,373	$—	—	$379,373
Gross margin	116,332	—	—	116,332
Operating loss	(10,010,078)	—	—	(10,010,078)
Unrealized gain on fair value of Series B RCPS conversion element, net	—	81,324	100.00%	81,324
Total other income and (expenses)	(610,410)	81,324	-15.37%	(529,086)
Net loss	(10,620,488)	81,324	-0.77%	(10,539,164)
Accretion on redeemable convertible preference shares of subsidiary	(178,162)	(95,490)	34.89%	(273,652)
Net loss attributable to common stockholders	(12,803,116)	194,601	-1.54%	(12,608,515)
Net loss per share - basic and diluted	(0.35)	0.01	-2.94%	(0.34)

In addition, cash flow subtotals from operating, investing, and financing activities would not change in any period.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 24, 2011

We do not consider Total other income and (expenses), line items within that category, line items adjusting Net loss to Net loss applicable to common stockholders, or line items within non-current liabilities to be individually significant to financial statement users, but rather, only the totals that they generate and, therefore, do not believe changes to these line items to be quantitatively significant regardless of the percentage changes.

The impact on Net loss in 2010 is less than 5% of the amount previously reported, and we consider this figure to be of secondary importance to Net loss applicable to common stockholders, impacted by only 1.54%, as this is the figure that drives EPS.

At December 31, 2009, long-term liabilities were understated and temporary equity overstated by approximately $750,000, however since temporary equity was not labeled as such in the Balance Sheet and therefore could not be distinguished from a long-term liability, the impact of this misclassification was not significant. Thus, on an annual basis, we do not believe the quantitative impact of the misstatement suggests the error is material.

Adjustments for these items have also been summarized for each quarter from the second quarter of 2009 to the third quarter of 2011, with the amounts of misstatement calculated as a percentage of each such quarter’s “normalized net loss attributable to common stockholders”, which we calculate by taking the amount reported, correcting this amount for the misstatement and reversing the impact of derivative revaluations. We believe it is relevant to normalize net income by quarter to eliminate the impact of abnormal and non-recurring items. In particular, we believe it appropriate to eliminate the impact of derivative revaluations as these are driven by fluctuations in the Company’s stock price, as opposed to direct measures of operating performance. It is such fluctuations that caused the Company to record net income in the second quarter of 2010, and to base materiality on this atypical result, close to break-even, would create an inappropriately low materiality level.

Similar to the annual calculations, these quarterly computations indicate that misstatements are quantitatively small (i.e. significantly less than 5%) for all quarterly and year-to-date figures except for the quarterly periods ended on March 31 and June 30, 2010.

For the quarterly period ended March 31, 2010, the amount of misstatement of net loss attributable to common stockholders was $309,312, comprising a loss on revaluation of the derivative liability of $198,635 plus under-accretion of $110,497. This represents 10.97% of the normalized net loss attributable to common stockholders of $2,818,593. For the quarterly period ended June 30, 2010, the amount of misstatement was $540,270, comprising a gain on revaluation of the derivative liability of $741,833 offset by under-accretion of $201,563. This represents 17.30% of the normalized net loss attributable to common stockholders of $3,123,025. Other unrelated errors identified but not corrected for both of these periods are insignificant.

In the opinion of Management, the aforementioned misstatements are not material and, therefore, correction via restatement is not necessary. We base this on the following criteria:

1)
For the quarterly period ended June 30, 2010, we presently show net income attributable to common stockholders of $645,706, or EPS of $0.02. Since we were still a Development Stage Company with only limited early access sales of our flagship products having been reported, any measure by which the Company reports net income will be discounted by financial statement users.

2)
The reason for the reported net income is the reduction in the valuation of warrant derivative liabilities, which were caused primarily by the drop in the Company’s stock price from $2.90 at March 31, 2010 to $1.37 at June 30, 2010. If stock price is considered as a measure of performance, it is anomalous to report income due to poor performance, as we did in the second quarter of 2010 for warrant derivative liabilities and would again do for Series B RCPS derivative liabilities if we restated. Therefore, such revaluations are appropriately discounted by investors.

3)
We do not believe our investors would benefit from our retrospectively recording a revaluation loss in the first quarter of 2010 which we already know will have reversed in the second quarter of 2010 because, based on interpolation of our stock price movement in 2010, the derivative liability was abnormally high at March 31, 2010 and abnormally low at June 30, 2010.

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 24, 2011

4)
We believe the most relevant measures of our financial performance to be revenue, gross margin and operating loss. None of these were impacted by the misstatement. While we do also report EPS and net income/loss attributable to common stockholders prominently in our Earnings Releases, we also prominently report the impact that derivative revaluations have had to assist financial statement users in understanding the impact of these amounts that are driven largely by stock price movements, rather than operatons. Likewise, we report derivative revaluations in the “Quarterly Financial Data (Unaudited)” Note to the Consolidated Financial Statements, again to do as much as we can, without reporting non-GAAP figures, to assist financial statement users in understanding their impact on quarterly results.

In addition to the above notes, we note the following qualitative factors:

•
The amount of the change is determined by amounts that are not capable of precise measurement. The fair value measurements at issuance dates are the principal driver of accretion and at balance sheet dates are the sole driver of revaluation gains and losses. These fair values are appropriately reported as Level 3 measurements to alert financial statement users to the fact that the amounts are not capable of being precisely measured.

•
The misstatements do not mask a change in net loss attributable to common stockholders or other trends. On the contrary, recording the corrections would cause the reported results to deviate even further from “normalized” results than the departure already caused by warrant derivative valuations.

•
The misstatements do not change a loss into income or vice versa. Booking the adjustments would increase net income attributable to common stockholders in the quarterly period ended on June 30, 2010, and would increase net loss attributable to common stockholders in all other quarterly periods in which the impact of the misstatement is significant.

•	The misstatements do not affect compliance with any regulatory requirements, loan covenants or other contractual requirements.

•	The misstatements do not affect management’s compensation.

•
The misstatements were not deliberate and do not portray the Company in a better light. As at September 30, 2011, the cumulative impact has been to overstate net loss attributable to common stockholders by $211,451, with most of the offset being in additional paid-in capital within Stockholders’ Equity.

•	The misstatements do not involve concealment of an unlawful transaction.

•	The impact of the misstatements had substantially self-corrected by the end of fiscal 2010 and has no significant ongoing ramifications.

For the above reasons, Management does not intend to restate any previously issued Financial Statements. The Company will instead correct the accounting error by recording the derivative at its fair value as of September 30, 2011, and at subsequent dates. The liability recorded at June 30, 2011, was $118,476, compared to the fair value of the derivative of $116,917, so we will revise the description and record the difference in income in the quarter ended September 30, 2011.

WaferGen acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
October 24, 2011

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquires regarding the foregoing to me at (510) 780-2393 (telephone) or (510) 793-8992 (facsimile).

Very truly yours,

/s/ Donald Huffman
Donald Huffman
Chief Financial Officer